Exhibit 99.1

PRESS RELEASE
Editorial Contact:	For Release:
Leen Simonet	IMMEDIATE
(408) 764-4161	February 12, 2008
No. 1150

Coherent, Inc. Reports First Fiscal Quarter Results; Announces NASDAQ Re-listing Date

SANTA CLARA, CA, February 12, 2008—Coherent, Inc. (Santa Clara, CA, COHR.PK) today announced financial results for its first fiscal quarter ended December 29, 2007, posting sales of $144.3 million and net income, on a U.S. generally accepted accounting principles basis (GAAP), of $4.7 million or $0.15 per diluted share compared to net sales of  $147.5 million and net income of $10.8 million or $0.33 per diluted share for the first quarter of fiscal 2007.  The Company also received confirmation that its shares of common stock will be re-listed on the NASDAQ Global Select Market with the opening of trading on Thursday, February 14, 2008 under the symbol, “COHR”.

Net income for the first quarter of fiscal 2008 included an after tax charge of $2.8 million related to our restatement of financial statements and litigation resulting from our internal stock option investigation ($0.09 per diluted share) and after tax stock-based compensation expense of $1.9 million ($0.06 per diluted share). Excluding these charges, non-GAAP net income was $9.5 million or $0.30 per diluted share. GAAP net income for the first quarter of fiscal 2007 included an after tax charge of $1.0 million ($0.03 per diluted share) of stock option investigation costs, $2.2 million stock-based compensation expense, net of tax ($0.07 per diluted share) and a one-time tax benefit of $2.1 million ($0.07 per diluted share). Excluding these charges and the one-time benefit, non-GAAP net income for the first quarter of fiscal 2007 was $11.8 million or $0.37 per diluted share.

Orders received during the three months ended December 29, 2007 of $154.9 million increased 13.7% from the same prior year period and decreased by 5.4% compared to orders received in the immediately preceding quarter.  The book-to-bill ratio was 1.07, resulting in backlog of $198.4 million at December 29, 2007 compared to a backlog of $188.4 million at September 29, 2007.

“The combined effect of seasonality and certain customers’ inventory positions led to seasonally typical first quarter revenues.  Any concerns around short-term revenue performance are more than offset by a strong inflow of orders,” said John Ambroseo, Coherent’s President and Chief Executive Officer.  “We posted double-digit growth in bookings in the microelectronics, materials processing and OEM components and instrumentation markets as compared to the first quarter of fiscal 2007.  We are also encouraged by the early feedback on our recently launched E-Series carbon dioxide laser system, which utilizes new design elements that facilitate ease of integration and scalability while significantly lowering the cost of ownership,” he added.

At December 29, 2007, Coherent’s cash, cash equivalents and short term investments totaled $388.4 million representing an increase of $26.5 million compared to September 29, 2007. The increase includes the receipt of the proceeds of approximately $16 million from the sale of the Auburn campus and the sale of the assets of our Coherent Imaging Optics Limited subsidiary in the prior quarter.

“With our imminent re-listing on the NASDAQ Global Select Market, and a track record of strong cash flows, we are in a position to launch a substantial stock repurchase program,” commented John Ambroseo. “The buyback coupled with our previously announced three-year EBITDA goals provides a compelling opportunity for our shareholders,” he added. For more information regarding Coherent’s share repurchase program, please refer to the Company’s Form 8-K filed with the Securities Exchange Commission on February 12, 2008.

Summarized statement of operations information is as follows (unaudited, in thousands except per share data):

	Three Months Ended
	Dec. 29,	Sept. 29,	Dec. 30,
	2007	2007	2006
Net sales	$144,296	$158,920	$147,509
Cost of sales (A)	83,802	92,494	85,535
Gross profit	60,494	66,426	61,974
Operating expenses:
Research & development (A)	18,319	18,047	18,322
Selling, general & administrative (A) (B) (C)	38,818	43,979	33,484
Restructuring, impairment and other charges	—	—	137
Intangibles amortization	2,206	2,174	1,943
Total operating expenses	59,343	64,200	53,886
Income from operations	1,151	2,226	8,088
Other income, net (D)	5,881	1,415	5,274
Income before income taxes	7,032	3,641	13,362
Provision for income taxes(E)	2,303	4,967	2,604
Net income (loss)	$4,729	$(1,326)	$10,758

Net income (loss) per share:
Basic	$0.15	$(0.04)	$0.34
Diluted	$0.15	$(0.04)	$0.33

Shares used in computation:
Basic	31,417	31,417	31,339
Diluted	31,959	31,417	32,125

(A)       The quarter ended December 29, 2007 includes $2,705 ($1,933 net of tax ($0.06 per diluted share)) of stock-based compensation expense as required by SFAS 123(R).   Pretax stock-based compensation expense is recorded in the statement lines as follows: $385 to cost of sales; $320 to research and development; and $2,000 to selling, general and administrative. The quarter ended September 29, 2007 includes $1,089 ($938 net of tax ($0.03 per diluted share)) of stock-based compensation expense as required by SFAS 123(R).  Pretax stock-based compensation expense is recorded in the statement lines as follows: $300 to cost of sales; $192 to research and development; and $597 to selling, general and administrative. The quarter ended December 30, 2006 includes $3,492 ($2,191 net of tax ($0.07 per diluted share)) of stock-based compensation expense as required by SFAS 123(R).   Pretax stock-based compensation expense is recorded in the statement lines as follows: $437 to cost of sales; $560 to research and development; and $2,495 to selling, general and administrative.

(B)       The quarter ended December 29, 2007 includes $4,749 ($2,849 net of tax ($0.09 per diluted share)) of costs related to our restatement of financial statements and litigation resulting from our internal stock option investigation.  The quarter ended September 29, 2007 includes $2,748 ($1,677 net of tax ($0.05 per diluted share)) of costs related to our restatement of financial statements and litigation resulting from our internal stock option investigation.  The quarter ended December 30, 2006 includes $1,710 ($1,026 net of tax ($0.03 per diluted share)) of costs related to our internal stock option investigation.

(C)       The quarter ended September 29, 2007 includes a capital loss of $12,569 ($0.40 per diluted share) on the sale of our Auburn campus in Auburn, California, and a capital gain of $3,566 ($0.11 per diluted share) on the sale of our Condensa building in Santa Clara.

(D)       The quarter ended September 29, 2007 includes a $4,286 charge ($2,614 net of tax ($0.08 per diluted share)) to write off unamortized capitalized deferred issuance costs associated with the repayment of our convertible subordinated notes and a $973 ($681 net of tax ($0.02 per diluted share)) gain on the sale of substantially all of the net assets of our Coherent Imaging Optics Limited subsidiary (CIOL).

(E)         The quarter ended December 30, 2006 includes a tax benefit of $2,147 ($0.07 per diluted share) due to reinstatement of the research and development tax credit.

Summarized balance sheet information is as follows (unaudited, in thousands):

	Dec. 29, 2007	Sept. 29, 2007
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$388,364	$361,823
Restricted cash(A)	2,514	2,460
Accounts receivable, net	96,971	102,314
Inventories	112,889	112,893
Prepaid expenses and other assets	87,094	86,088
Total current assets	687,832	665,578
Property and equipment, net	102,796	104,305
Other assets	193,577	177,717
Total assets	$984,205	$947,600

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term obligations	$9	$9
Accounts payable	26,585	27,849
Other current liabilities	88,725	100,887
Total current liabilities	115,319	128,745
Other long-term liabilities	88,902	47,869
Total stockholders’ equity	779,984	770,986
Total liabilities and stockholders’ equity	$984,205	$947,600

(A)       Represents cash, cash equivalents and short-term investments for remaining close out costs associated with our purchase of the remaining outstanding shares of Lambda Physik AG.

Reconciliation of GAAP to Non-GAAP net income (loss) (unaudited, in thousands, after-tax):

	Three Months Ended
	Dec. 29, 2007	Sept. 29, 2007	Dec. 30, 2006
GAAP net income (loss)	$4,729	$(1,326)	$10,758
Stock option investigation and related restatement of financial statements, and litigation expenses	2,849	1,677	1,026
Stock-based compensation expense	1,933	938	2,190
Capital gain on sale of Condensa facility	—	(3,566)	—
Capital loss on sale of Auburn campus	—	12,569	—
Write-off of unamortized capitalized deferred bond issuance costs	—	2,614	—
One-time tax benefit	—	—	(2,147)
Gain on sale of substantially all assets of CIOL	—	(681)	—
Non-GAAP net income	$9,511	$12,225	$11,827

Non-GAAP net income per diluted share	$0.30	$0.39	$0.37

The Company’s conference call scheduled for 1:30 p.m. PT today will include discussions relative to the current quarter results and some comments regarding forward looking guidance on future operating performance. Readers are encouraged to refer to the risk disclosures described in the Company’s reports on Forms 10-K, 10-Q and 8-K, as applicable and as filed from time-to-time by the Company.

Forward-Looking Statements

This press release contains forward-looking statements, as defined under the Federal securities laws.  These forward-looking statements include the statements in this press release that relate to adjusted EBITDA percentage goals.  These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.  Factors that could cause actual results to differ materially include risks and uncertainties, including but not limited to risks associated with quarterly and annual fluctuations in our net sales and operating results, our exposure to risks associated with worldwide economic slowdowns, our ability to increase our sales volumes and decrease our costs, and other risks identified in the Company’s SEC filings.  Readers are encouraged to refer to the risk disclosures described in the Company’s reports on Forms 10-K, 10-Q and 8-K, as applicable and as filed from time-to-time by the Company.  Actual results, events and performance may differ materially from those presented herein.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  The Company undertakes no obligation to update these forward-looking statements as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Founded in 1966, Coherent, Inc. is a world leader in providing photonics based solutions to the commercial and scientific research markets. Please direct any questions to Leen Simonet, Chief Financial Officer at 408-764-4161. For more information about Coherent, visit the Company’s Web site at http://www.coherent.com/ for product and financial updates.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF COHERENT INC. COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT COHERENT WILL DISTRIBUTE TO ITS STOCKHOLDERS AFTER COHERENT, INC. FILES WITH THE SECURITIES AND EXCHANGE COMMISSION ITS “SCHEDULE TO” AND OFFER TO PURCHASE. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER.  AFTER COHERENT, INC. FILES ITS “SCHEDULE TO” AND OFFER TO PURCHASE WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 15, 2008, STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON “SCHEDULE TO,” THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT COHERENT WILL BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR BY CONTACTING GEORGESON SHAREHOLDER COMMUNICATIONS INC., THE INFORMATION AGENT FOR THE TENDER OFFER, AT 1 877-868-4962. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

5100 Patrick Henry Dr. . P. O. Box 54980, Santa Clara, California  95056–0980 . Telephone (408) 764-4000